Exhibit 3.1

Certificate of Amendment to the Certificate of Incorporation of Nano Mobile Healthcare, Inc.
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It is hereby certified that:

1. The current name of the corporation is Nano Mobile Healthcare, Inc. (the “Corporation”).

2. The Corporation filed its Certificate of Incorporation with the Delaware Secretary of State on January 9, 2015 under the name Vantage mHealthcare, Inc. and filed an Amendment to its Certificate of Incorporation with the Delaware Secretary of State on September 8, 2015 to change its name to Nano Mobile Healthcare, Inc. (as amended, the “Certificate”).

3. The Certificate of the Corporation is hereby amended as follows:

By deleting the first sentence in Article FIFTH, Section A, in its entirety and replacing it with the following:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 100,100,000,000 shares, consisting of 100,000,000,000 shares of common stock, par value $0.00001 (the “Common Stock”), and 100,000,000 shares of Preferred Stock, par value $0.00001 (the “Preferred Stock”).”

4. This Certificate of Amendment to the Certificate was duly adopted pursuant to the provisions of Sections 141 and 242 of the Delaware General Corporation Law (the “DGCL”).

5. Pursuant to Section 228(a) of the DGCL, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions has been given in accordance with Section 228(e) of the DGCL.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Incorporation as of March 5, 2018.

NANO MOBILE HEATHCARE, INC.

By: /s/ Joseph C. Peters
Joseph C. Peters, Chief Executive Officer